

September 3, 2010

Via U.S. Mail

Steven A. Subick
President
Sterilite Solutions, Corp.
41738 W. Hillman Drive
Maricopa, AZ 85239
Glassport, PA 15045

> **Re: Sterilite Solutions, Corp.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed: August 27, 2010**
> **File No.: 333-167607**

Dear Mr. Subick:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 4

1. It appears to us that both the Income Statement Data and Balance Sheet Data on page four should be dated as of or for the period ended June 30, 2010 and should be labeled "unaudited" based on amounts in your financial statements. It also appears to us that the amount of total assets is incorrect. Please revise.

Description of Business, page 26

Business of Issuer, page 27

2. We note your response to comment six in our letter dated August 5, 2010. Since the disclosure included in the second paragraph on page 29 does not appear to represent management's beliefs with respect to the characteristics of Sterilite Solutions™, but it appears to be attributed to IET, pursuant to Rule 436 of Regulation C, please file IET's consent as an exhibit to the registration statement. Otherwise, please revise the language to make it clear that the disclosure represents management's beliefs based on your experience in the industry, if true.

Hard-Surface Disinfection Applications, page 30

3. We note your response and revised disclosure in response to comment eight in our letter dated August 5, 2010; however, you have not addressed the second part of our prior comment. If the disclosure in this section as well as in the "Agricultural Applications" section represents solely the findings in the Catalyst report, you must file CFR's consent as an exhibit to the registration statement. See Rule 436 of Regulation C. Please advise.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

4. It appears to us, although not marked, that your accountants changed the date of their report to June 17, 2010; however, their consent continues to refer to a report dated June 8, 2010. Please have them correct this inconsistency.

Balance Sheets, pages F-2 and G-1

5. We note that the audited balance sheet as of April 30, 2010 presented on page F-2 is inconsistent with the audited balance sheet as of April 30, 2010 presented on page G-1. If the audited balance sheet on page F-2 is accurate, please correct page G-1. If the audited balance sheet on page G-1 is accurate, please correct page F-2 and any related disclosures throughout your filing.

Signatures

6. We note that the registration statement is dated as of August 2, 2010; however, the filing was made on August 27, 2010. In accordance with Rule 471(b) of Regulation C, please ensure that the next pre-effective amendment is signed before or at the time of the filing.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: *Stoecklein Law Group*
        via facsimile at (619) 704-0556